                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)1

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 19, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 2 of 10 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,023,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,023,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,023,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 3 of 10 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,023,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,023,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,023,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 4 of 10 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,023,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,023,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,023,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 5 of 10 pages
----------------------------                           -------------------------

          The following  constitutes  Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

   Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate  purchase price of the 3,973,100 Shares (excludes 50,000
Shares  underlying short put options) owned by Steel Partners II is $43,197,796.
The Shares owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

          On November  19,  2004,  Steel  Partners II  delivered a letter to the
Board of Directors of the Issuer  withdrawing its acquisition  proposal in order to evaluate fully the dilutive impact of the Issuer's debt and equity  offerings and the additional costs Steel Partners II or any other potential acquiror would incur in an acquisition  of the Issuer.  The letter is filed as Exhibit No. 6 to this  Amendment  No.  5 to the  Schedule  13D  and  is  incorporated  herein  by reference.

   Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  45,424,807  Shares  outstanding,  which is the total number of Shares  outstanding as of October 29, 2004 as reported in the Issuer's
Quarterly  Report  on  Form  10-Q/A  filed  with  the  Securities  and  Exchange
Commission on November 5, 2004.

          As of the close of business on November  19, 2004,  Steel  Partners II beneficially  owned 4,023,100 Shares  (including  50,000 shares underlying short put options),  constituting approximately 8.9% of the Shares outstanding. As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 4,023,100 Shares owned by Steel Partners II, constituting  approximately
8.9% of the Shares  outstanding.  As the sole  executive  officer  and  managing member of Partners LLC,  which in turn is the general  partner of Steel Partners
II, Mr.  Lichtenstein  may be deemed to  beneficially  own the 4,023,100  Shares owned  by Steel  Partners  II,  constituting  approximately  8.9% of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 4,023,100 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

   Item 5(c) is hereby amended to add the following:

          (c) Schedule A annexed hereto lists all  transactions in the Shares by the  Reporting  Persons since the filing of Amendment No. 3 to the Schedule 13D.
All of such transactions were effected in the open market.

   Item 7 is hereby amended to add the following exhibit:

          6. Letter to the Board of Directors of GenCorp  Inc.,  dated  November
19, 2004.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 6 of 10 pages
----------------------------                           -------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2004               STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                         /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 7 of 10 pages
----------------------------                           -------------------------

                                   SCHEDULE A

 Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D
 ----------------------------------------------------------------------------------

   Shares of Common Stock           Price Per                      Date of
        (Sold)                      Share($)                        (Sale)
        ------                      --------                        ------

                             Steel Partners II, L.P.
                             -----------------------
          (95,000)                  16.9023                      (11/18/04)
         (200,000)                  17.0363                      (11/18/04)
         (155,000)                  17.2507                      (11/19/04)

                             Steel Partners, L.L.C.
                             ----------------------
                                     None

                             Warren G. Lichtenstein
                             ----------------------
                                     None

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 8 of 10 pages
----------------------------                           -------------------------

                                  EXHIBIT INDEX

                           Exhibit                                         Page
                           -------                                         ----

1.   Joint Filing Agreement by and between Steel Partners II, L.P. and      --
     Warren G. Lichtenstein, dated as of December 11, 2002 (previously filed).

2.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,      --
     Steel Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of
     January 21, 2004 (previously filed).

3.   Letter to the Board of Directors of GenCorp Inc.,  dated November      --
     11, 2004 (previously filed).

4.   Letter  to  the  Chairman  of  the   Corporate   Governance   and      --
     Environmental  / Government  Issues  Committee  of GenCorp  Inc.,
     dated November 2, 2004 (previously filed).

5.   Letter to the Board of Directors of GenCorp Inc.,  dated November      --
     15, 2004 (previously filed).

6.   Letter to the Board of Directors of GenCorp Inc.,  dated November   9 to 10
     19, 2004.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 9 of 10 pages
----------------------------                           -------------------------

                        STEEL PARTNERS II, L.P.
                          590 Madison Avenue
                              32nd Floor
                       New York, New York 10022
                          Tel (212) 758-3232
                          Fax (212) 758-5789

                           November 19, 2004

VIA FACSIMILE AND OVERNIGHT COURIER

Board of Directors
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

Ladies and Gentlemen:

     We were  disappointed  to learn that GenCorp's  Board chose to proceed with its dilutive debt and equity offerings despite the fact we and other significant shareholders of GenCorp publicly denounced these financing plans as self-serving and not in the  shareholders'  best interests.  To add insult to injury, we feel the Board misled the shareholders by substantially and unnecessarily  increasing its convertible  debt offering from up to $75 million to up to $160 million.  It is hard for us to understand any justification for the additional dilution which has been caused by unnecessarily  increasing the total amount of debt and equity securities offered by over $100 million particularly when GenCorp has no current needs for the additional capital.

     Apparently,  the financing transactions are even more dilutive to GenCorp's shareholders  than they appear given the significant  and  unnecessary  premiums
GenCorp is paying to  repurchase  its  existing  debt as well as the  exorbitant underwriting fees to JP Morgan and Wachovia.

     We understand that the debt offering also contains  provisions  including a
"make whole"  provision that negatively  impacts any offer to acquire GenCorp by increasing  the cost of an acquisition to the benefit of the new bond holders at the expense of GenCorp's  equity  holders.  Since GenCorp has been  unwilling to provide  us with due  diligence,  we cannot  fully  determine  the impact of the
Board's actions on our proposal at this point in time.  Needless to say, it will cost GenCorp's existing shareholders real value on a per share basis.

     As a result of these recent  developments,  Steel Partners hereby withdraws its  acquisition  proposal in order to evaluate fully the dilutive impact of the debt and equity  offerings and the additional  costs Steel Partners or any other potential acquiror would incur in an acquisition of GenCorp.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 10 of 10 pages
----------------------------                           -------------------------

     For the record,  we will  continue to evaluate  all options with respect to our  investment in GenCorp  including,  among other  things,  commencing a proxy contest to obtain Board  representation,  continuing  to sell some or all of our shares of  GenCorp,  acquiring  additional  shares or  renewing  our  efforts to acquire GenCorp.  We may also communicate with other shareholders on our laundry list of concerns with the Board's  corporate  governance  practices so that this
Board understands that its shareholders demand reform including  eliminating the
classified   Board,   removing  the  poison  pill,   eliminating   supermajority
requirements  and  implementing  other  state  of the art  corporate  governance reforms, or taking such other actions described in our Schedule 13D on file with the Securities and Exchange Commission.

     We  believe  that  your   shareholders   will  ultimately  hold  the  Board
accountable for its actions.

                                       Very truly yours,

                                       STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                       Its: General Partner

                                       By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Name:  Warren G. Lichtenstein
                                          Title: Managing Member